Schedule 13-G


1.
     (a)  Name of Issuer:

          HAROLD'S STORES, INC.

     (b)  Address of Issuer's Principal Executive Offices:

          765 Asp
          Norman, OK  73069

2.
     (a)  Name of Person Filing:

          REBECCA POWELL CASEY

     (b)  Address of Principal Business Office, or, if none,
       Residence:

          765 Asp
          Norman, OK  73069

     ( c )     Citizenship:

          UNITED STATES

     (d)  Title of Class of Securities:

          COMMON STOCK, PAR VALUE $.01

     (e)  CUSIP Number:

          413353 10 3

3.   NOT APPLICABLE.

4.   OWNERSHIP

     (a)  Amount Beneficially Owned:

          (1)  688,362


 Included in this amount are 95,352 shares which are held by Ms. Casey as custodian for the benefit of his minor children. Not included are 291,549 shares of Common Stock held by Ms. Casey's
 husband,   over   which  Ms.  Casey  disclaims   beneficial
 ownership.

Percent of Class:

          12.65%

     ( c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               688,362

          (ii) sole power to dispose or to direct the disposition of:

               0

          (iii) sole power to dispose or to direct the disposition of:

                688,362

          (iv) shared power to dispose or to direct the disposition of:

               0

5.   Ownership of Five Percent or Less of a Class.

     Not Applicable.

6.    Ownership  of  More  than Five Percent  on  Behalf  of
  Another Person.

     Not Applicable.

7.    Identification  and Classification of  the  Subsidiary
  Which Acquired the Security Being Reported on By the Parent
  Holding Company.

     Not Applicable.